Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 38 to Registration Statement No. 2-70421 on Form N-1A of our report dated April 23, 2009, relating to the financial statements and financial highlights of Morgan Stanley Natural Resource Development Securities Inc. (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended February 28, 2009, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

June 26, 2009